UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*
X-RITE, INCORPORATED ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
983857103 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203-629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2008 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 2 of 10

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 11,807,544
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 11,807,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,807,544
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.2%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 3 of 10

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 11,807,544
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 11,807,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,807,544
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.2%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 4 of 10

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: 41,870
BENEFICIALLY OWNED	8	Shared Voting Power: 11,807,544
BY EACH REPORTING	9	Sole Dispositive Power: 41,870
PERSON WITH	10	Shared Dispositive Power: 11,807,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,849,414
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 15.2%
14	Type of Reporting Person: IA; CO

This Amendment No. 8, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, amended on April 4, 2008, amended on April 29, 2008, amended on May 8, 2008, amended on May 30, 2008, amended on August 21, 2008, amended on August 25, 2008 and further amended on October 28, 2008, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On August 18, 2009, Sagard acquired $8,042,624.21 in principal amount of loans (the “Acquired Loans”) issued previously pursuant to a Second Lien Credit and Guaranty Agreement, dated October 24, 2007, as amended on August 18, 2009, by and among the Issuer and the other parties thereto (the “Second Lien Credit Agreement”), from certain lenders under the Second Lien Credit Agreement for an aggregate consideration of $7,560,067 (the “Acquired Loans Purchase Price”).  Sagard purchased the Acquired Loans with its working capital.

On August 18, 2009, pursuant to an Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, Sagard, OEPX, LLC (“OEP”) and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. (collectively, “Tinicum” and, together with Sagard and OEP, the “Investors”), Sagard acquired 8,042.62 shares of Series A Preferred Stock, par value $0.10 per share (the “Series A Preferred Stock”) and a warrant (the “Sagard Warrant”) providing Sagard the right, subject to receipt of shareholder approval, as described below, to acquire 1,451,345 Shares (the “Sagard Warrant Shares”) at an initial exercise price of $0.01 per share (subject to anti-dilution adjustments) from the Issuer in exchange for the cancellation of the Acquired Loans under the Second Lien Credit Agreement (such exchange and cancellation, the “Exchange”).

Item 4.       Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated in Item 3 and Item 6 is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Each Reporting Person beneficially owns 11,807,544 Shares, which represents 15.2% of the outstanding Shares.  Manager beneficially owns an additional 41,870 Shares granted to Mr. Friedberg under the Issuer’s 2008 Omnibus Long Term Incentive Plan, which are held for the benefit of Manager.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

(b)	Sole power to vote or direct the vote:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	41,870

	Shared power to vote or direct the vote:

	Sagard Capital Partners, L.P.	11,807,544

	Sagard Capital Partners GP, Inc.	11,807,544

	Sagard Capital Partners Management Corporation	11,807,544

	Sole power to dispose or to direct the disposition:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	41,870

	Shared power to dispose or direct the disposition:

	Sagard Capital Partners, L.P.	11,807,544

	Sagard Capital Partners GP, Inc.	11,807,544

	Sagard Capital Partners Management Corporation	11,807,544

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons except as set forth in Item 5(a).

(c)           Except as disclosed in this Amendment No. 8, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Pursuant to undertakings made in the Exchange Agreement, a special meeting of the Issuer’s shareholders (the “Shareholders’ Meeting”) will be held to vote on a proposal necessary to permit the Investors to exercise the Warrants.  The Issuer is obligated to use its reasonable best efforts to obtain such approval of the shareholders (the “Shareholder Approval”).  Sagard has separately entered into a Voting Agreement dated August 18, 2009 with the Issuer (the “Voting Agreement”), whereby Sagard agreed to vote any Shares it owns on the date of such meeting in favor of such proposal.

The terms of the Series A Preferred Stock are set forth in the Certificate of Designation, Preferences and Rights of Series A Preferred Stock that was filed by the Issuer with the Michigan Department of Energy, Labor and Economic Growth and became effective on August 18, 2009 (the “Certificate of Designation”).  The terms of the Certificate of Incorporation are incorporated herein by reference.

Additional Director Upon Breach.  In the event of certain breaches by the Issuer of its obligations set forth in the Certificate of Designation (including a failure to declare or pay dividends or to redeem or repurchase the Series A Preferred Stock when required), the holders of a majority of the shares of Series A Preferred Stock will have the right to elect between two and four additional directors to the Board.  If the holders of a majority of the shares of Series A Preferred Stock choose to appoint three or four additional directors, and so long as Sagard and its Affiliates collectively hold at least 50% of the Series A Preferred Stock initially issued to Sagard upon the Exchange, then Sagard shall have the right to designate one such additional director.

Administrative Committee.  The Certificate of Designation also provides for the creation and maintenance of an Administrative Committee of the Board (the “Administrative Committee”), initially comprised of five Board members.  The Administrative Committee shall (a) work actively with the Chief Executive Officer of the Issuer to provide strategic planning recommendations to the entire Board of Directors for review and consideration, (b) work actively with the Chief Executive Officer of the Issuer to provide annual budget recommendations to the entire Board of Directors for review and consideration and (c) be granted the authority to approve any change in executive management appointments.  The holders of shares of Series A Preferred Stock shall initially have the right to elect up to three members to the Administrative Committee.  Sagard has the right to designate one such member to the Administrative Committee for so long as (x)  Sagard and its Affiliates collectively hold at least 50% of the Series A Preferred Stock initially issued to Sagard upon the Exchange, (y) Sagard has the right to designate a director to the Board and (z) the Investors collectively hold 25% of the aggregate number of Series A Preferred Stock issued by the Issuer upon the Exchange.  The initial member designated by Sagard to the Administrative Committee is Daniel Friedberg.

The Sagard Warrant provides Sagard the right to acquire the Sagard Warrant Shares in whole or in part at the exercise price then in effect (the “Exercise Price”), which Exercise Price is initially $0.01 per Sagard Warrant Share.  Sagard’s right to receive the Sagard Warrant Shares is subject to receipt of shareholder approval of the Issuer, and following the receipt of shareholder approval, the Sagard Warrant will be exercisable at Sagard’s option at any time.  If shareholder approval is not obtained at the Issuer’s next shareholder meeting, the Sagard Warrant will automatically terminate.  The number of Sagard Warrant Shares issuable upon the exercise of the Sagard Warrant and the Exercise Price are each subject to customary anti-dilution adjustments.

In connection with the Exchange Agreement, Sagard, Tinicum and the Issuer entered into an amendment, dated as of August 18, 2009 (the “Investment Agreement Amendment”), to the Investment Agreement to, among other things, exclude the transactions contemplated by the Exchange Agreement from the standstill agreements previously entered into by each Investor.

In connection with the Exchange Agreement, Sagard and the Other Investors entered into an amendment, dated as of August 18, 2009 (the “Registration Rights Agreement Amendment”), to the Registration Rights Agreement to include the Investor Shares (as defined in the Exchange Agreement) among the “Registrable Securities” as set forth therein.

All of the descriptions set forth herein, are qualified in their entirety by reference to the complete term of the Exchange Agreement, the Certificate of Designation, the Voting Agreement, the Sagard Warrant, the Investment Agreement Amendment and the Registration Rights Agreement Amendment.  Copies of the Exchange Agreement, the Certificate of Designation, the Voting Agreement, the Sagard Warrant, the Investment Agreement Amendment and the Registration Rights Agreement Amendment are filed herewith as Exhibit G, Exhibit H, Exhibit I, Exhibit J, Exhibit K and Exhibit L respectively, and are incorporated herein by reference.

Item 7.          Material to Be Filed as Exhibits.

Exhibit G
Exchange Agreement between X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C and Sagard Capital Partners, L.P., dated August 18, 2009 (incorporated herein by reference to Exhibit 10.1 to X-Rite, Incorporated’s Current Report on Form 8-K, filed on August 20, 2009).

Exhibit H
Certificate of Designation of Series A Preferred Stock of X-Rite, Incorporated (incorporated herein by reference to Exhibit 3.1 to X-Rite, Incorporated’s Current Report on Form 8-K, filed on August 20, 2009).

Exhibit I	Voting Agreement between X-Rite, Incorporated and Sagard Capital Partners, L.P., dated August 18, 2009.
Exhibit J	Common Stock Purchase Warrant issued by X-Rite, Incorporated to Sagard Capital Partners, L.P., dated August 18, 2009.
Exhibit K
Investment Agreement Amendment between X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C and Sagard Capital Partners, L.P., dated August 18, 2009 (incorporated herein by reference to Exhibit 10.7 to X-Rite, Incorporated’s Current Report on Form 8-K, filed on August 20, 2009).

Exhibit L
Registration Rights Agreement Amendment between X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C and Sagard Capital Partners, L.P., dated August 18, 2009 (incorporated herein by reference to Exhibit 10.8 to X-Rite, Incorporated’s Current Report on Form 8-K, filed on August 20, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2009	SAGARD CAPITAL PARTNERS, L.P.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

EXHIBIT I

August 18, 2009

X-Rite, Incorporated
4300 44th Street SE
Grand Rapids Michigan 49512 USA
Attention:  Thomas J. Vacchiano Jr., Chief Executive Officer

Re:
Exchange Agreement, dated as of August 18, 2009 (the “Exchange Agreement”), among OEPX, LLC, a Delaware limited liability company, Sagard Capital Partners, L.P., a Delaware limited partnership, Tinicum Capital Partners II, L.P., a Delaware limited partnership, Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership, and Tinicum Capital Partners II Executive Fund, L.L.C., a Delaware limited liability company.

Ladies and Gentlemen:

Pursuant to the Exchange Agreement and as an inducement to the Company entering into the Exchange Agreement, the undersigned agrees that at the Shareholders’ Meeting, the undersigned will (i) appear, in person or by proxy, or otherwise cause all shares of Common Stock owned by the undersigned at such time and that the undersigned is entitled to vote (or cause to be voted) at the time of such vote to be counted as present for purposes of determining a quorum and (ii) vote, or instruct to be voted (including by written consent, if applicable), all such shares of Common Stock in favor of the Shareholder Proposal.  Capitalized terms not otherwise defined in this letter agreement will have the meanings set forth in the Exchange Agreement.

This letter agreement may not be amended other than by a written instrument executed by the undersigned and the Company.  This letter agreement represents the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.  This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.  Facsimile signatures will, for all purposes of this letter agreement, be deemed to be originals and will be enforceable as such.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.  The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan, State of New York for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  The parties agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

[Remainder of page intentionally left blank]

Very truly yours,

SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
By:	/s/ Daniel Friedberg
Name: Daniel Friedberg
Title: Chief Executive Officer

Accepted and agreed as of the date first set forth above X-RITE, INCORPORATED
By: /s/ Thomas J. Vacchiano Jr.
Name: Thomas J. Vacchiano Jr.
Title: Chief Executive Officer

EXHIBIT J

THIS WARRANT IS NOT EXERCISABLE UNLESS AND UNTIL CERTAIN SHAREHOLDER APPROVALS HAVE BEEN OBTAINED AS FURTHER DESCRIBED IN THIS WARRANT. NEITHER THIS WARRANT, NOR THE COMMON STOCK WHICH MAY BE PURCHASED HEREUNDER, MAY BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES AND OTHER JURISDICTIONS.

Date of this Warrant:  August 18, 2009

X-RITE, INCORPORATED

Common Stock Purchase Warrant

X-Rite, Incorporated, a Michigan corporation (the “Company”), for value received, hereby certifies that Sagard Capital Partners, L.P., a Delaware limited partnership (the “Holder”), subject to the terms and conditions hereof, shall be entitled to purchase from the Company, at any time and from time to time after the Initial Exercise Date (as defined below) and on or prior to the close of business on August 18, 2019 (the “Expiration Date”), One Million Four Hundred Fifty-One Thousand Three Hundred Forty-Five and 19708/100000 (1,451,345.19708) fully paid and nonassessable shares (individually, a “Warrant Share” and collectively, the “Warrant Shares”) of common stock, par value $0.10 per share, of the Company (the “Common Stock”), at a price per share equal to the Exercise Price.  The number of Warrant Shares  and the Exercise Price are subject to adjustment as provided herein, and all references to “Common Stock” and “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.

This warrant (this “Warrant”) is being issued by the Company to the Holder in connection with the transactions contemplated by that certain Exchange Agreement, dated as of August 18, 2009 by and among the Company, the Holder and the other parties thereto (the “Exchange Agreement”).  The following terms used herein shall have the meanings set forth below when used in this Warrant:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person.  The term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to a specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such specified Person, whether through the ownership of voting securities, by contract, or otherwise.

“Cash Exercise” has the meaning set forth in Section 1.2.

“Exercise by Net Share Settlement” has the meaning set forth in Section 1.3.

“Exercise Price” means $0.01 per share, subject to all adjustments from time to time pursuant to the provisions of Section 6 hereof.

“Fair Market Value” means

(i)           in the case of cash, the amount thereof;

(ii)           in the case of shares of stock where, at least 30 days prior to the issuance thereof, other shares of the same class had been listed NASDAQ, the volume-weighted average price of such stock for the five consecutive trading days immediately preceding the day as of which Fair Market Value is being determined;

(iii)           in the case of shares of stock where, at least thirty (30) days prior to the issuance thereof, other shares of the same class had not been listed on NASDAQ (or another U.S. national securities exchange that is the primary market for the trading of the Common Stock), but had been listed in the over-the-counter market as reported by Pink Sheets LLC or similar organization, the volume-weighted average price of such stock for the five consecutive trading days immediately preceding the day as of which Fair Market Value is being determined;

(iv)           in the case of securities not covered by clause (ii) or (iii) above and in the case of other property not covered by clause (i), (ii) or (iii) above, the Fair Market Value of such securities or other property, as the case may be, shall be determined by an Independent Financial Expert appointed for such purpose, using one or more valuation methods that the Independent Financial Expert in its best professional judgment determines to be most appropriate, assuming, in the case of securities, such securities are fully distributed and in each case, such securities or other property are to be sold in an arm’s-length transaction and there was no compulsion on the part of any party to such sale to buy or sell and taking into account all relevant factors.

“HSR Act” has the meaning set forth in Section 1.1.

“HSR Threshold” has the meaning set forth in Section 1.1.

“Independent Financial Expert” means a nationally recognized investment banking firm mutually agreed by the Company and the Holder, which firm does not have a material financial interest or other material economic relationship with either the Company or Holder or their Affiliates. If the Company and Holder are unable to agree on an Independent Financial Expert, the Company and Holder shall each choose promptly a separate Independent Financial Expert and such two Independent Financial Experts shall choose promptly a third Independent Financial Expert to determine the Market Price.

“Initial Exercise Date” means the date, if any, that Shareholder Approval is obtained (it being understood that if Shareholder Approval is not obtained at the Shareholder Meeting, that there shall be no Initial Exercise Date and this Warrant shall automatically be cancelled as provided in Section 1.1(b)).

“Liquidity Event” has the meaning set forth in Section 7.

“Market Price” means, as of any date, (i) so long as the Common Stock continues to be traded on NASDAQ on such date, the last reported sale price of the Common Stock on the trading day immediately prior to such date on NASDAQ and (ii) if the Common Stock of the Company is not traded on NASDAQ on such date, the closing sale price of the Common Stock on the trading day immediately prior to such date as reported in the composite transactions for the principal U.S. national securities exchange on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national securities exchange on which the Common Stock is so listed or quoted on the trading day immediately prior to such date, or if the Common Stock is not so listed or quoted on a U.S. national securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization on the trading day immediately prior to such date, or, if that bid price is not available, the market price of the Common Stock on the trading day immediately prior to such date as determined by an Independent Financial Expert (as selected pursuant to its definition) retained by the Corporation for this purpose, using one or more valuation methods that the Independent Financial Expert in its best professional judgment determines to be most appropriate, assuming such securities are fully distributed and are to be sold in an arm’s-length transaction and there was no compulsion on the part of any party to such sale to buy or sell and taking into account all relevant factors.

All references herein to the “closing sale price” and “last reported sale price” of the Common Stock on NASDAQ shall be such closing sale price and last reported sale price as reflected on the website of NASDAQ (http://www.nasdaq.com).

“NASDAQ” means any national stock exchanges now or hereafter maintained by NASDAQ, including, without limitation, the NASDAQ Global Select Market, the NASDAQ Global Market and the NASDAQ Capital Market.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Shareholder Approval” means the approval of the Shareholder Proposal by the majority of the votes cast by holders of the Common Stock entitled to vote at the Shareholder Meeting.

“Shareholder Meeting” means the special meeting of the holders of Common Stock of the Company called for the purpose of approving the Shareholder Proposal, and any adjournments or postponements thereof.

“Shareholder Proposal” means the Company’s proposal, and in accordance with the Exchange Agreement, to the Company’s shareholders to approve the issuance of shares of Common Stock upon exercise of this Warrant and the other warrants issued pursuant to the Exchange Agreement.

1.             Exercise of Warrants.

1.1           General Exercise.  This Warrant may be exercised in whole or in part by the Holder at any time and from time to time after the Initial Exercise Date (if any) and on or prior to the close of business on the Expiration Date and (b) if Shareholder Approval is not obtained at the Shareholder Meeting, this Warrant will automatically be cancelled as of 5:00 p.m. New York time on the date of the Shareholder Meeting; provided, however, that if such exercise would result in the Holder acquiring beneficial ownership of Common Stock (together with all other Common Stock owned by the Holder at such time) with a value of or in excess of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) notification threshold applicable to the Holder (the “HSR Threshold”), or with a value of or in excess of the notification thresholds of applicable competition or merger control laws of other jurisdictions applicable to the Holder (“Foreign Thresholds”), and no exemption to filing a notice and report form under the HSR Act or applicable competition or merger control laws of other jurisdictions, as the case may be, are applicable, then only the exercise of such portion of this Warrant, which when exercised does not exceed the HSR Threshold or Foreign Thresholds, shall be exercised and the Purchase Form and/or Notice of Exercise by Share Settlement shall be deemed to relate only to such portion of this Warrant, in which case the exercise of the remaining portion of this Warrant in excess of the HSR Threshold or Foreign Thresholds shall not occur until the expiration or early termination of the applicable waiting periods.

1.2           Exercise for Cash.  This Warrant may be exercised (a “Cash Exercise”) by delivering this Warrant to the Company at its principal executive office, or at the office of its stock transfer agent, if any, accompanied by (i) the “Purchase Form” attached hereto as Exhibit A duly completed and executed on behalf of the Holder and (ii) a payment to the Company in the amount equal to the Exercise Price multiplied by the number of Warrant Shares in respect of which this Warrant is then exercised, plus all taxes required to be paid by the Holder, if any, pursuant to Section 2.

1.3           Exercise by Net Share Settlement.  This Warrant may be exercised, in whole or in part (a “Exercise by Net Share Settlement”), into the number of Warrant Shares determined in accordance with this Section 1.3 by delivering this Warrant to the Company at its principal executive office, or at the office of its stock transfer agent, if any, accompanied by (i) the “Notice of Exercise by Net Share Settlement” attached hereto as Exhibit B duly completed and executed on behalf of the Holder and (ii) a payment to the Company for any taxes required to be paid by the Holder, if any, pursuant to Section 2.  In the event of an exercise by Net Share Settlement, the Company shall issue to the Holder a number of Warrant Shares (rounded to the nearest whole number) computed using the following formula:

Y (A - B)
X =                  A
Where:

X =           The net number of shares of Common Stock to be issued to the Holder pursuant to the Exercise by Net Share Settlement;

Y =           The gross number of shares of Common Stock in respect of which the Exercise by Net Share Settlement is made;

A =           The Market Price as of the Exercise Date; and

B =           The Exercise Price.

1.4           Issuance of Certificate(s); Authorization.  Upon surrender of this Warrant and full compliance with each of the other requirements in Section 1.2, in the case of a Cash Exercise, and Section 1.3, in the case of an Exercise by Net Share Settlement, the Company shall, promptly, either (i) issue and cause to be delivered a certificate or certificates or (ii) instruct its transfer agent to register in book entry form, in either case to the Holder, or upon the written request of the Holder, in and to such name or names as the Holder may designate, a certificate or certificates (or book entry shares) for the number of Warrant Shares issuable upon the Cash Exercise or the Exercise by Net Share Settlement, as the case may be.  Such certificate or certificates (or book entry shares) shall not be deemed to have been issued, and any person so designated to be named therein shall not be deemed to have become or have any rights of a holder of record of such Warrant Shares, until all requirements set forth in Section 1.2, in the case of a Cash Exercise, and Section 1.3, in the case of an Exercise by Net Share Settlement, have been fully met by the Holder.  The certificate(s) (or book entry shares) representing the Warrant Shares acquired upon the exercise of this Warrant shall bear the restrictive legend substantially in the form set forth on Exhibit C hereto; provided, that, upon the reasonable request of the Holder, at any time, and from time to time, when such legend is no longer required under the Securities Act or applicable state laws, the Company shall promptly remove such legend from any certificate representing the Warrant Shares (or issue one or more new certificates representing such Warrant Shares, which certificate(s) shall not contain a legend).  The Company hereby represents and warrants that any Common Stock issued upon the exercise of this Warrant in accordance with the provisions of Sections 1.2 and/or 1.3 will, immediately following receipt of the Shareholder Approval, be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by the Holder or taxes in respect of any transfer occurring contemporaneously therewith).  The Company agrees that the Warrant Shares  so issued will be deemed to have been issued to the Holder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date.

1.5           Full or Partial Exercise.  This Warrant shall be exercisable, at the election of the Holder, either in full or in part and, in the event that this Warrant is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the Expiration Date, the Company shall promptly issue a new certificate evidencing the remaining Warrant or Warrants, in a form substantially identical hereto, in the name of the Holder, and delivered to the Holder or to another person that the Holder has designated for delivery as soon as practicable, and in any event not exceeding three business days from such exercise.

2.           Payment of Taxes.  Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names (provided the Holder has complied with the restrictions on transfer set forth herein) as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by a properly executed assignment in form attached hereto as Exhibit D; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

3.           Mutilated, Missing or Lost Warrant. In the event that this Warrant shall be mutilated, lost, stolen or destroyed, the Company shall issue and countersign, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and substitution for its loss, theft or destruction, a new Warrant with identical terms, representing an equivalent number of Warrant Shares and dated the same date as this Warrant that was mutilated, lost, stolen or destroyed, but only upon receipt of evidence and indemnity or other security reasonably satisfactory to the Company of the loss, theft or destruction of this Warrant.

4.           Reservation of Warrant Shares.  The Company will at all times prior to earlier of the exercise in full of this Warrant and the Expiration Date reserve and keep available, out of the aggregate of its authorized but unissued Common Stock, solely for the issuance of Warrant Shares upon exercise of this Warrant, the maximum number of shares of Common Stock which may then be deliverable upon the Cash Exercise of this Warrant.

5.           Fractional Shares.  No fractional Warrant Shares, or scrip for any such fractional Warrant Shares, shall be issued upon the exercise of this Warrant.  If any fraction of a share of Common Stock would, except for the provisions of this Section 5, be issuable on the exercise of any Warrant, the Holder shall be entitled to receive a cash payment equal to the Market Price of the Common Stock less the Exercise Price for such fractional share.

6.           Anti-Dilution Adjustments.

6.1           Changes in Common Stock.  In the event that at any time and from time to time the Company shall (i) pay a dividend or make a distribution on the Common Stock in shares of Common Stock or other shares of capital stock, (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) increase or decrease the number of shares of Common Stock outstanding by reclassification of its Common Stock, then the number of Warrant Shares issuable upon exercise of each Warrant immediately after the happening of such event shall be proportionally adjusted so that, after giving effect to such adjustment, the Holder of each Warrant shall be entitled to receive the number of Warrant Shares upon exercise of such Warrant that such Holder would have owned or would have been entitled to receive had such Warrant been exercised immediately prior to the happening of the events described above (or, in the case of a dividend or distribution of Common Stock, immediately prior to the record date therefor). An adjustment made pursuant to this Section 6 shall become effective immediately after the distribution date, retroactive to the record date therefore in the case of a dividend or distribution in shares of Common Stock or other shares of capital stock, and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

6.2           Issuance of Rights.  In the event that at any time or from time to time the Company shall issue to all holders of Common Stock rights to acquire Common Stock entitling the holders thereof to subscribe for or purchase shares of Common Stock at a price per share that is less than the Fair Market Value per share of Common Stock in effect immediately prior to such issuance, the number of Warrant Shares issuable upon exercise of each Warrant immediately after such issuance shall be determined by multiplying the number of Warrant Shares issuable upon exercise of each Warrant immediately prior to such issuance by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights plus the number of additional shares of Common Stock with respect to which such rights for subscription or purchase have been exercised, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights plus the total number of shares of Common Stock which the aggregate consideration expected to be received by the Company upon the exercise of such rights (as determined in good faith by the Board of Directors, whose determination shall be evidenced by a board resolution which will be sent to Holders upon request) would purchase at the Fair Market Value per share of Common Stock as of the record date; and, subject to Section 6.3, in the event of any such adjustment, the Exercise Price immediately prior to such date of issuance shall be adjusted to a number determined by dividing the Exercise Price immediately prior to such date of issuance by the aforementioned fraction.  Such adjustment shall be made, and shall only become effective, when shares of Common Stock are subscribed for or purchased in accordance with such rights, retroactive to the record date when such rights are issued.  No adjustment shall be made pursuant to this Section 6.2 which shall have the effect of decreasing the number of Warrant Shares issuable upon the exercise of each Warrant.

6.3           Minimum Adjustment.  The adjustments required by Section 6.2 and/or 6.2 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the Exercise Price or the number of Warrant Shares issuable upon the exercise of the Warrants that would otherwise be required shall be made unless and until such adjustment either by itself or with other adjustments not previously made increases or decreases by at least 0.5% the Exercise Price or the number of Warrant Shares issuable upon the exercise of the Warrants immediately prior to the making of such adjustment.  Any adjustment representing a change of less than such minimum amount shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 6 and not previously made, would result in a minimum adjustment.  For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.  In computing adjustments under this Section 10, fractional interests in Common Stock shall be taken into account to the nearest one-hundredth of a share.

6.4           Adjustment to Warrant Certificate.  The form of Warrant Certificate need not be changed because of any adjustment made pursuant to this Section 6, and Warrant Certificates issued after such adjustment may state the same Exercise Price and the same number of shares of Common Stock issuable upon exercise of the Warrants as are stated in the Warrant Certificates initially issued pursuant to the Exchange Agreement.  The Company, however, may at any time in its sole discretion make any change in the form of Warrant Certificate that it may deem appropriate to give effect to such adjustments and that does not affect the substance of the Warrant Certificate, and any Warrant Certificate thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

7.           Liquidity Event.  Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, which, in each case, is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent related liquidation) cash, stock, securities or assets (or a combination of the foregoing) with respect to or in exchange for Common Stock is referred to herein as a “Liquidity Event.”  Immediately prior to the consummation of any Liquidity Event, this Warrant, and all rights of the Holder hereunder (other than the rights under this Section 7), shall automatically be cancelled, without the need for any further action by any person, and in return therefor, the Holder shall automatically be deemed, without the need for any further action by any person, to have exchanged this Warrant in return for such cash, shares of stock, securities or assets (or a combination of the foregoing) as may be issued or payable in connection with the consummation of such Liquidity Event with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore acquirable and receivable upon the Exercise by Net Share Settlement of the Holder’s Warrant had such Liquidity Event not taken place.

8.           Notices.

8.1           Notices Generally.  Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Company, at its principal executive offices and (ii) to the Holder, at the Holder’s address as it appears in the stock records of the Company (unless otherwise indicated by the Holder in writing) and to such other persons identified in Exhibit E (as may be revised by the Holder in writing).

8.2           Notice of Adjustment.  Whenever the Exercise Price or the number of Warrant Shares and other property, if any, issuable upon the exercise of the Warrants is adjusted, as herein provided, the Company shall deliver to the Holders a certificate of its Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated and specifying the Exercise Price and the number of Warrant Shares issuable upon exercise of the Warrants after giving effect to such adjustment.  Notwithstanding the foregoing, if the Holder objects to the Exercise Price and the number of Warrant Shares issuable upon exercise of the Warrants (after giving effect to the proposed adjustment) set forth in the certificate provided by the Company’s Chief Financial Officer, the Company shall promptly obtain a certificate of a firm of independent accounts selected by the Board of Directors (who may, to the extent it would not compromise its “independence”, be the regular accountants employed by the Corporation) setting forth the same information and detail as required in the immediately preceding sentence, and such certificate shall be used for the basis to effect the applicable adjustment to the Exercise Price and the number of Warrant Shares issuable upon exercise of the Warrants.

8.3           Notice of Certain Transactions.  In the event the Company shall propose to (a) distribute any dividend or other distribution to all holders of its Common Stock or options, warrants or other rights to receive such dividend or distribution, (b) offer to all holders of its Common Stock rights to subscribe for or to purchase any securities convertible into shares of Common Stock or shares of stock of any class or any other securities, rights or options, (c) effect any capital reorganization, reclassification, consolidation or merger, (d) effect the voluntary or involuntary dissolution, liquidation or winding-up of the Company or (e) make a tender offer or exchange offer with respect to the Common Stock, the Company shall promptly send to the Holders a notice of such proposed action or offer at their addresses as they appear on the register of the Company, which shall specify the record date for the purposes of such dividend, distribution or rights, or the date such issuance or event is to take place and the date of participation therein by the holders of Common Stock, if any such date is to be fixed, and shall briefly indicate the effect, if any, of such action on the Common Stock and on the number and kind of any other shares of stock and on property, if any, and the number of shares of Common Stock and other property, if any, issuable upon exercise of each Warrant and the Exercise Price after giving effect to any such adjustment pursuant to Section 6 which will be required as a result of such action.  Such notice shall be given as promptly as possible and, in any case, at least fourteen (14) days prior to the date of the taking of such action, or participation therein, by the holders of Common Stock.

9.           Transfer.  This Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto as Exhibit D duly executed by the Holder and the transferee and funds sufficient to pay any transfer taxes payable upon the making of such transfer.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant in the name of the assignee and this Warrant shall promptly be cancelled.

10.           No Rights as Stockholder until Exercise.  This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof.

11.           Termination upon Failure of Shareholder Approval.  The Holder acknowledges that this Warrant and all rights and obligations hereunder shall terminate and be forfeited in the event that Shareholder Approval is not obtained at the Shareholder Meeting.

12.           Successors and Assigns.  The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder and their respective successors and assigns.

13.           Governing Law.  This Warrant shall be governed by and construed in accordance with the laws of the State of Michigan, without giving effect to conflict of law principles.

14.           Severability. In the event that one or more of the provisions of this Warrant shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Warrant, but this Warrant shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

15.           Change or Waiver.  Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement is sought.

16.           Headings.  The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have each caused this common stock purchase warrant to be duly executed as of the date first written above.

X-RITE, INCORPORATED
By:	/s/ Thomas J. Vacchiano Jr.
Name: Thomas J. Vacchiano Jr.
Title: Chief Executive Officer

SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
By:	/s/ Daniel Friedberg
Name: Daniel Friedberg
Title: Chief Executive Officer

EXHIBIT A TO WARRANT

PURCHASE FORM

To:	Dated:

The undersigned hereby irrevocably elects to purchase ________________ shares of Common Stock of X-Rite, Incorporated, a Michigan corporation, pursuant to the purchase provisions of Section 1.2 of the attached Warrant and herewith makes payment of $____________, representing the full purchase price for such shares at the price per share provided for in the Warrant.

Signature:
Address:

EXHIBIT B TO WARRANT

NOTICE OF EXERCISE BY NET SHARE SETTLEMENT FORM

To:	X-Rite, Incorporated, a Michigan corporation	Dated:	, 20__

The undersigned hereby irrevocably elects to exchange the Warrant for a total of _________ shares of Common Stock of X-Rite, Incorporated, a Michigan corporation, pursuant to the Exercise by Net Share Settlement provisions of Section 1.3 of the attached Warrant.

Signature:
Address:

EXHIBIT C TO WARRANT

FORM OF RESTRICTIVE LEGEND

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES AND OTHER JURISDICTIONS.

EXHIBIT D TO WARRANT

ASSIGNMENT FORM

FOR VALUE RECEIVED, ________________________________________ (the "Holder") hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant with respect to the number of shares of stock covered thereby set forth below, unto:

Name of Assignee                                                            Address                                                  No. of Shares
__________ (the "Assignee")

HOLDER
Dated:
Signature:
Dated:
Witness:

By signing below, the Assignee acknowledges that it qualifies as an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended.

ASSIGNEE
Dated:
Signature:
Dated:
Witness:

EXHIBIT E TO WARRANT

NOTICE

A copy of all notices provided to the Holder in accordance with the Warrant shall also be provided to the following (provided, that delivery of such copy shall not constitute notice):

Finn Dixon & Herling LLP
177 Broad Street
Stamford, Connecticut  06901
Tel:  (203) 325-5000
Facsimile:  (203) 325-5001
Attention:  Charles J. Downey III, Esq.